Exhibit 99.1

July 19, 2022

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager-Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Proceedings of 76th AGM

We are hereby submitting the summary of proceedings of the 76th Annual General Meeting of the Company held on July 19, 2022.

The same will be made available on the Company’s website www.wipro.com.

Thanking You,

For WIPRO LIMITED M Sanaulla Khan Company Secretary Encl: As Above.

SUMMARY OF PROCEEDINGS OF THE 76TH ANNUAL GENERAL MEETING

The 76th Annual General Meeting (the “AGM”) of the Members of Wipro Limited (the “Company”) was held on Tuesday, July 19, 2022 at 9 AM 1ST through video conferencing (“VC”), in compliance with the applicable provisions of the Companies Act, 2013, General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 5, 2020, General Circular No. 22/2020 dated June 15, 2020, General Circular No. 33/2020 dated September 28, 2020, General Circular No. 39/2020 dated December 31, 2020, Circular No. 02/2021 dated January 13, 2021 and General Circular No. 02/2022 dated May 5, 2022 and Securities and Exchange Board of India (“SEBI”) vide its Circular No. SEBI/HO/CFD/CMD1/ CIR/P/2020/79 dated May 12, 2020, Circular No. SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated January 15, 2021 and Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 on May 13, 2022.

The following Directors were present:

Sl.No	Name of the Director	Designation	Attended through VC from
1	Mr. Rishad A Premji	Chairman	Wipro Kodathi Campus, Bengaluru, Karnataka, India

2	Mr. Thierry Delaporte	Chief Executive Officer and Managing Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

3	Mr. Azim H Premji	Non-Executive Non-Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

4	Mr. Deepak M Satwalekar	Independent Director, Chairman of Audit, Risk and Compliance Committee and Chairman of Administrative and Investors Grievance Committee	Wipro Kodathi Campus, Bengaluru, Karnataka, India

5	Mr. William Arthur Owens	Independent Director, Chairman of Board Governance, Nomination and Compensation Committee	Wipro Kodathi Campus, Bengaluru, Karnataka, India

6	Mrs. lreena Vittal	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

7	Dr. Patrick J Ennis	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

8	Mr. Patrick Dupuis	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

9	Mrs. Tulsi Naidu	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

In attendance:

Sl.No	Name of the Officials	Designation	Attended through VC from
1	Mr. Jatin P Dalal	Chief Financial Officer	Wipro Kodathi Campus, Bengaluru, Karnataka, India

2	Mr. M Sanaulla Khan	Company Secretary	Wipro Kodathi Campus, Bengaluru, Karnataka, India

3	Mr. Vikas Bagaria	Partner, Deloitte Haskins and Sells LLP, Statutory Auditor	Bengaluru, Karnataka, India

4	Mr. V. Sreedharan	Partner, V Sreedharan & Associates, Secretarial Auditor and Scrutinizer	Bengaluru, Karnataka, India

Members Present: 127 Members attended through video conferencing.

Pursuant to Article 96 of the Article of Association of the Company, Mr. Rishad A Premji, being the Chairman of the Board, took the chair and conducted the proceedings of the Meeting after ascertaining that the requisite quorum was present. He introduced the members of the Board and other officials present at the meeting.

The Chairman thereafter requested the Company Secretary to brief the Members regarding the arrangements made for the meeting. The Company Secretary informed the Members that the meeting is being held through video conferencing in accordance with the circulars and guidelines issued by Ministry of Corporate Affairs and SEBI. He further informed that the Company has enabled the Members to participate at the 76th AGM through the video conferencing facility. The proceedings of the AGM are also being web-casted live for all the Members. It was further informed that the Members have been provided with the facility to exercise their right to vote by electronic means, both through remote e-voting and e-voting at the AGM in accordance with the provisions of the Companies Act, 2013 and SEBI Listing Regulations. The Members joining the meeting through video conferencing, who have not already cast their vote by means of remote e-voting, may vote through insta-poll e-voting facility provided at the AGM. Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan and Associates, Company Secretaries, has been appointed as the Scrutinizer to report on the combined voting results of remote e-voting and the lnsta-Poll for each of the items as per the notice of the AGM.

The Chairman affirmed he is satisfied that all the efforts feasible under the circumstances have been made by the Company to enable Members to participate and vote on the items being considered at the meeting. Thereafter, he addressed the Members and spoke about the performance of the Company during the financial year 2021-22, Transformation in Company’s structure and operating model, Company’s CSR efforts, commitment to integrate gender diversity at Wipro and commitment to achieve Net-Zero Greenhouse Gas (GHG) emissions by 2040, among other things. (Detailed speech is enclosed herewith).

The Chairman invited Mr. Thierry Delaporte, CEO and Managing Director for opening comments. Mr. Thierry Delaporte addressed the Members and spoke about Wipro’s financial performance during the Fiscal Year 2021-2022, business strategy, acquisitions, Transformation journey (Detailed speech is enclosed herewith).

Thereafter, the Chairman declared that the notice of the 76th AGM, copies of audited financial statements for the year ended March 31, 2022, Board’s and Auditor’s report had been sent through electronic mode to those Members whose e-mail addresses had been registered with the Company or Depositories. Accordingly, the notice of the AGM and statutory auditor’s report were taken as read. It was also informed that the original documents including the register of Director’s shareholding, register of contracts, copies of audited financial statements, etc., were available for inspection.

The following items of business, as per the notice of the AGM, were transacted:

1.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31 , 2022, together with the Reports of the Board of Directors and Auditors thereon.

2.

To confirm the interim dividend of ₹ 1/- per equity share declared by the Board on January 12, 2022, and ₹ 5/- per equity share declared by the Board on March 25, 2022, as the final dividend for the financial year 2021-22.

3.	To consider appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for re-appointment.

4.	To consider and approve re-appointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company and to fix their remuneration.

Clarifications were provided to the queries raised by the Members.

The voting results on the all the resolutions set out in the notice of AGM along with the scrutinizers’ report will be filed with the exchanges and will be made available on our website.

SPEECH BY RISHAD A PREMJI, CHAIRMAN

Dear Shareholders

Welcome to Wipro’s 76th Annual General Meeting. On behalf of the Board of Directors, I extend you a warm welcome and thank you for joining us today.

Financial year 2021/22 was a momentous year for us. Wipro crossed $10 bn in revenue this year. When I look back at the journey Wipro has traveled in the last 77 years - from a tiny oil mill in Amalner, in Western India, to a global technology company with presence in over 50 countries and employing nearly 2.5 lakh people today - I feel humbled but also immensely proud that we have managed to reach here on a bedrock of strong values.

Overall, we had a fantastic year and I want to thank Thierry and the entire Wipro team for this solid performance. In the last two years under Thierry’s leadership, Wipro has seen a new direction while building on our strong legacy and core strengths of the organization.

Let me quickly share some highlights of the year gone by. Revenue grew 27.3 per cent YoY in reported currency. We also ended the year with strong order booking and closed 37 large deals in TCV of over $2.3 billion. For the full year, the EPS was at ₹22.35 per share, up 17.0% YoY, and the Operating Cash Flows at ₹110.8 billion was at 90.7% of our Net Income. Our Gross Cash was $4.6 billion and our Net Cash was $2.6 billion. Our pay-out through buyback and dividends (including dividend distribution tax) to our shareholders for FY22 on a trailing three years basis was 81.6% of our Net Income.

Wipro was born in an uncertain time. The second world war had just ended, and India was still under colonial rule. Not only did we overcome those hardships, we grew stronger, bigger and more resilient in the years to come.

A comparable anxiety stalks us today. The pandemic is not yet over. Inflation is soaring. An armed international conflict is underway. The global economy is facing an uncertain future, and we are staring at a huge climate and energy crisis.

And yet I remain optimistic. Because I believe that grave crises carry within them seeds of great possibilities. The fact that we had a Covid vaccine within a year of the outbreak, and that two-thirds of the world population has already received at least one dose of the vaccine, is testament to that belief.

Covid has changed our relationship with technology forever. Driven by the pandemic, all of us -individuals, and businesses - have discovered new ways to work together at scale with technology.

This tectonic shift in the adoption of technology has impacted every customer we serve in every industry in the world. Demand for digital, cloud, data, and cybersecurity services is growing and will continue to grow as more and more of our customers adapt to the new world order. And so, despite some elements of uncertainty in the short-term, the long-term prospects of the technology services industry look very good.

We at Wipro are doing everything we can to seize this moment. As enterprises adopt digital business models, they face significant challenges in navigating a complex ecosystem with multiple providers that are difficult to manage. They need an end-to-end transformation partner to orchestrate digital transformation for them. This is where we intend to play.

We have completely transformed our structure and our operating model. We have gone from being industry-organized to being-market organized (supported by our global capability units). We have added new talent across the board, with particular emphasis on women leaders. Our leadership team is more diverse now, with a great combination of new and old. We have several new leaders who bring in a fresh mindset, even as close to half the leaders in the top 200 mark a decade or more in Wipro.

We are much more growth-obsessed than before. We are driving deep strategic partnerships with hyperscalers and increasing our focus on large deals. We have invested in a Chief Growth Office function and changed the seniority and maturity of our sales leaders.

We have invested significantly in acquisitions either to gain market access or to acquire new capabilities. We completed six acquisitions in the last few quarters - Capco (our largest ever acquisition), Ampion, LeanSwift, Edgile , CAS Group and, most recently, Rizing. Each acquisition fulfills a different piece of the puzzle, creating new synergies and differentiators for us in key strategic markets and deepening our consulting domain expertise in high-growth industries.

Cloud is at the core of most transformation initiatives with a significant headroom for growth in the coming years. We have long been a cloud services pioneer. We are investing $1B in Wipro FullStride Cloud Services over the next few years to deliver an orchestrated transformation that accelerates business results for clients.

We will continue our investments to build capabilities and acquire market leading talent in strategic growth areas such as cyber, data, Al and our engineering business. The future of technology is exciting and opportunity rich. We are accelerating our investments in our Topcoder business and in emerging areas such as Metaverse, Web 3.0, Robotics, self-learning Al, and privacy systems.

We are very proud of our culture and values. It is a huge differentiator for us, and it is important that people experience that. To me, culture represents the soul of the organization. Reinforcing our values and assimilating people in our culture become even more important given that a significant percentage of our organization is new and that we continue to work in a hybrid model.

So, my focus remains on our people. I spend a lot of time talking to our top 200 leaders one on one as well as meeting groups of employees in virtual sessions.

One of the things we are driving is the Five Habits. Our big learning is that people don’t experience our values - they experience our behaviors, they experience the way things happen, implicitly and explicitly, inside an organization, through which they interpret our values. The Five Habits takes our values closer to our people, as I have discussed with 29,000 Wipro employees over 96 sessions.

We at Wipro believe our story is deeply connected to our communities. 66% of the economic interest in Wipro is irrevocably pledged for philanthropy through the efforts of Azim Premji Foundation. The Foundation works tirelessly to create at-scale, institutionalized changes in the quality of education in India. It also works with vulnerable groups and in the areas of health, nutrition, and governance.

One of the biggest challenges facing the world today is climate change. We are already witness to its various manifestations. This year, for example, saw the hottest April and May in large parts of North India while Bangalore saw the rainiest summer in decades. There is a heat wave in Western Europe, wildfires in France and Spain, a drought in Italy, and record -breaking high temperatures in large parts of the US.

While it’s encouraging to see governments, business and civil society step up to the challenge, much needs to be done. Wipro’s climate change program goes back 15 years and, over the years, has evolved into a mature yet dynamically responsive set of initiatives. In April 2021, we announced our goal of achieving ‘Net Zero’ greenhouse gas emissions by 2040 for all the three Scopes 1.2 and 3. We have a clear roadmap for the short and medium terms with targets of 100% renewable energy and 100% electric mobility by 2030. We were one of the first seven companies globally to have their Net Zero targets validated by Science Based Targets initiative.

We are well positioned to meet our goals, with renewable energy comprising close to 50% of our total electricity footprint in India. We plan to rapidly scale this up in the next three years through appropriate investments.

Our focus remains on deep decarbonization of our own value chain without resorting to carbon offsets and procurement of renewable energy only from suppliers who meet high ESG standards.

Inclusion is a way of life at Wipro. We are committed to integrating diversity into all aspects of our work and encouraging all Wiproites to be their authentic selves at all times. Our I&D journey is an ongoing effort, working constantly on various pillars of inclusivity.

Various programs and initiatives have helped us to nearly double the gender diversity at senior leadership levels in FY’22. Overall, we are at 36.1% gender diversity.

To foster a safe workplace for LGBTQ+ employees and protect them from bias and discrimination, we launched the Global Prevention of LGBTQ+ Discrimination Policy last year. We also took several steps to advance an inclusive work environment for Black employees, from introducing a holiday on Martin Luther King Day to strategically recruiting from Historically Black colleges and universities (HBCUs).

In closing, I want to acknowledge that the Indian IT industry and Wipro have come a long way and we are today a true partner to our clients, helping them navigate to a digital economy and working on their most important strategic and business priorities.

This financial year has been a momentous year for Wipro and I would like to express my gratitude to our clients, partners, employees, shareholders and other stakeholders for reposing their trust and confidence in us. I am very excited about the progress we have made, the path we are on, and confident of building on this incredible momentum.

SPEECH BY THIERRY DELAPORTE, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Dear Shareholders, good morning!

We had met around the same time last year, and many of us had hoped that this year our meeting can be in-person. While that is not the case just yet, I am joining you today live from our campuses in Bangalore, along with some of our Board members.

This Annual General Meeting is special for me, as I complete two full years leading Wipro. It’s been a privilege, and an honor to lead this exceptional company. Today, Wipro is an industry leader in the IT Services space. And Wipro is also a force for good in our community. Especially during the great hardships brought on by the Covid-19 crisis, we led with a people-first mindset, and I am proud of that.

As a business, we have made incredible strides in the Fiscal Year 2022.

1.	We started realizing the benefits of our transformation strategy.

2.	We began to move the needle on every yardstick we set out for ourselves.

3.	We became a 10 billion dollar company, and

4.	We recorded our fastest-ever revenue growth in absolute terms!

Not surprisingly, we ended the year with the most robust order pipeline ever. Despite a very challenging labor market, we added new talent at a record pace, reaching a global employee base of over 240,000 colleagues around the world.

These results reflect the success of

1.	our bold growth strategy,

2.	our single-minded focus on value creation for our clients, and most importantly,

3.	the unwavering dedication of our colleagues.

This will not change going into the future as well, especially as technology investments grow in the coming years. We expect businesses to increasingly turn to Cloud-based technologies, and digital tools,

1.	to enable an increasingly dispersed global workforce,

2.	to enhance enterprise agility, and speed of innovation to better prepare for the future.

And as companies become more sophisticated in their use of the Cloud - and as they start to understand its benefits – we expect the demand for our services to remain strong.

Sure, the backdrop today is a bit uncertain. We are all watching closely the rising economic headwinds, the conflict in Europe, increasing inflation, and emerging food shortages across the globe.

In this weather, we know what we must do - will stay focused on our clients, on our service quality, we will stay focused on our employees and our stakeholders. Because we are, above everything else, a people business.

In the Fiscal Year 2022, we ramped up investments in certain parts of our business. We made upfront investments so that we can capitalize on the growth opportunities in the market and strengthen our position as a “trusted advisor” to our clients. We invested in well-planned and strategic organic capabilities, and prioritized certain inorganic investments. Those decisions are allowing us today to offer our clients seamless solutions, and world-class expertise. Those decisions are letting us help them realize their most ambitious business and technology transformation goals.

Cloud is one such area. We continued to invest in our Cloud Transformation capabilities because Cloud migration and Cloud-based business models are becoming more of the standard.

We launched Wipro FullStride Cloud Services to bring together our portfolio of Cloud offerings, talent, capabilities, and Cloud Studio. Wipro FullStride Cloud Services realizes our vision of being a “Value Orchestrator’’ someone that seamlessly blends capability and thinking from business and technology, and helps clients transform or realize new business opportunities.

We significantly expanded our cybersecurity capabilities as well. We acquired two consultancies – Edgile, in the US, and Ampion, in Australia. Both these acquisitions set us up pretty well in the evolving landscape of cyber threats.

The closure of our largest acquisition to date, Capco, was an important milestone last year. Capco’s consulting capabilities and domain expertise have proved to be invaluable additions to our Banking Financial Services and Insurance offerings. The addition of Capco now allows us to deliver a full-spectrum of services in this sector from consulting and strategy, to technology development and implementation. I am pleased to share that Capco recorded a strong double-digit growth in Fiscal Year 2022, and we signed over 60 joint client wins across all our markets.

Overall, we completed six acquisitions in the last few quarters - Capco, Ampion, LeanSwift, Edgile, CAS Group and, most recently, Rizing. Every acquisition fills a different piece of the puzzle, creating new synergies and differentiators for us in key strategic markets, and deepening our consulting expertise in high-growth industries.

Another investment area has been talent. We have continued to invest in people and added over 45,000 new employees on a net basis in the fiscal year 2022. This was the highest-ever net talent addition Wipro has seen.

Being a global company, we believe our strength comes from our ability to tap into a world of diverse views, thinking, backgrounds and experience.

So I am proud to report that, in fiscal year 2022, ethnic diversity of our senior leadership improved by 24 percentage points. And we have almost doubled gender diversity in the leadership bands.

We know that career progression and development is important for our people. To help our colleagues realize their ambitions, we revamped our promotion cycle, and incentive programs. We created new learning tools, launched new training programs to help our people stay up-to-date on latest professional and technical developments.

These investments matter. Today more and more top talent from around the world are keen to join Wipro. I am proud to see that Wipro is an employer of choice for top technology talent!

When I meet clients, and Partners, I hear from them that they are noticing a major shift in our client-facing teams – they say they are noticing agility, confidence, thought leadership and quality in our people more and more.

Our people will always be our greatest asset. We will continue to invest in their development, so they can deliver the cutting-edge thinking, and solutions, that our clients expect from us.

Now, let me share with you how we are accelerating our transformation journey.

In Fiscal Year FY22, we achieved significant successes in all aspects of our strategy. We delivered ahead of expectations on several parameters.

To accelerate growth, we prioritized specific sectors in our chosen markets. We invested in building solutions in areas where we see strong growth potential, and doubled down on strategic sectors where we already have solid market presence.

Banking and Financial Services is one such area where we are growing our strength and brand, as a preferred partner for consulting, technology, and digital transformation services.

Another sector where we see strong growth potential is Technology, Media and Telecommunications. The acquisition of CAS Group will allow us to bring specialized expertise, strategic consulting, and program management capabilities to large-scale business and technology transformation projects in this sector, while increasing our client base in the Fortune 100 segment.

Our focused and careful strategy has led to robust revenue growth, not only in our top market - the U.S - but also across Europe, where we experienced a remarkable 39% growth.

We also made significant strides in strengthening our Partnerships. And we added more than half a dozen new clients with engagements exceeding $100 million each.

It helps that we are increasingly shaping our client approach to lead with business solutions, and investing in areas that are critical to their success.

Last year, we continued to build out our Al and Data Analytics capabilities, leveraging over two decades of Analytics experience. Today, over 30,000 Wiproites are focused on delivering Big Data, Al, and innovation capabilities, across the globe.

We made exceptional progress in strengthening our frontline sales and leadership teams in local markets. This has allowed us to deepen client relationships, and better understand local challenges.

We are also continuing to expand our ‘Talent Cloud’ through our Topcoder platform. Topcoder is turning into a significant competitive advantage for us in an environment where most companies are struggling to find the tech talent they need to deliver digital solutions at scale.

In terms of Business Performance, in Fiscal Year 2022, we crossed revenues of 10.4 billion dollars – a significant milestone that represents a 27% growth in constant currency terms, and an addition of $2.2 billion in revenues for the year.

Our order bookings in Annual Contract Value terms grew 30% YoY. We delivered profitability of 17.7% in fiscal year 2022 despite significant investments in solutions, capabilities, and talent, adjusted for Capco, our largest acquisition. This will be well above the pre-pandemic margin levels.

Our net income in absolute terms was the highest ever, which grew by over 13%. Earnings per share expanded by 17% for the full year. We also had a robust operating cash flow generation of INR 110.8 billion, which is 90.7% of net income for the year.

But as you all will know, especially those of you who have been part of the company for many years, Wipro is more than just business. We have always operated with integrity and purpose, and believed that our company has an important role to play in society.

Wipro has always had a strong commitment to values and purpose, we’ve conducted business responsibly, and stood by the principles of democracy, justice, and equality.

As one of the only companies that gives back two thirds of its earnings to its communities, our shared sense of purpose is one of the main drivers of our success.

We had acknowledged the impact of climate change on our society many years back. We had therefore incorporated Environmental, Social and Governance or ESG Principles into our core business. As a founding member of global Transform to Net Zero initiative, we are fully committed to reducing our greenhouse gas emissions to zero, by 2040.

I am proud to state that our long history of commitment to our communities, employees, and to the environment, continues to be a distinct and critical differentiator for us in the market. This will become even more important as stakeholders increasingly focus on ‘responsible business’ in the coming years.

The past two years have been truly transformative for Wipro. The changes we made to our operations, and organizational structure, as well as the new capabilities we built, are changing how the market, and clients, see us.

Clients are now turning to us to help them realize some of their boldest business and technology transformation goals. They are looking to us to design new solutions, to orchestrate across ecosystems so they can act with the agility and innovation they need.

Reflecting this significant transformation in our market position, we recently launched a new brand campaign that speaks to who we’ve become to our clients and stakeholders.

“Ambitions Realized” - our new brand campaign, is a culmination of our transformation, and I believe it will become a guiding light for where we go from here.

So as we kick off Fiscal Year 2023, we remain committed to helping our clients, employees, partners, and stakeholders realize their biggest ambitions, and transform their most complex challenges.

Before I close, I want to thank our employees across the globe, who show up every day with passion, energy and commitment. I would also like to thank you all for your continued trust in us.